ABERDEEN STANDARD INVESTMENTS ETFs SPONSOR LLC

712 Fifth Avenue, 49th Floor

New York NY 10019

March 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  DC 20549

Attn:  Stacie Gorman

Re:	Aberdeen Standard Platinum ETF Trust
Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-230009)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aberdeen Standard Platinum ETF Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-230009) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on March 19, 2019, or as soon thereafter as practicable.

Very truly yours,

Aberdeen Standard Investments

ETFs Sponsor LLC (formerly, ETF

Securities USA LLC)

By:	/s/ Andrea Melia
Andrea Melia
Treasurer and Chief Financial Officer